Filed by Minebea Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: MITSUMI ELECTRIC CO., LTD. (File Number: 132-02801)
Dated November 21, 2016

 1. Evaluation of 1H (FY 3/2017) Results    Achieved fiscal first half targets!  　　  Motors performed better than plan mainly due to automotive applications.Pivot assemblies and HDD spindle motors benefitted from slower-than-expected decline of HDD market.  FOREX were close to our assumptions  Positive factors  Negative factor  Higher-than-expected expenses for preparations to MITSUMI business integration

Minebea
Passion to Exceed Precision

Business Results

Second Quarter of Fiscal Year Ending March 31, 2017
(Excerpt)

November 2, 2016
Minebea Co., Ltd.

Summary of Consolidated Business Results for 1H

Minebea
Passion to Exceed Precision

Sales & OP lower YoY due to currency and other factors, but better than plan

(Millions of yen)	FY ended Mar. '16 1H	FY ending Mar. '17 1H	Change YoY	1H of FY ending Mar. '17 May Forecast	Vs. Forecast
Net sales	295,554	275,133	-7%	260,000	106%
Operating income	27,417	18,594	-32%	18,300	102%
Ordinary income	23,326	18,915	-19%	17,800	106%
Net income attributable to owners of the parent	17,758	12,745	-28%	12,100	105%
Net income per share (yen)	47.49	34.01	-28%	32.32	105%

Foreign exchange rates	1H of FY Mar. '16	1H of FY Mar. '17	1H May Assumption
US$	¥121.77	¥107.31	¥105.00
Euro	¥134.55	¥120.08	¥122.00
Thai Baht	¥3.59	¥3.06	¥3.00
Chinese RMB	¥19.52	¥16.28	¥16.20

For the first half of the fiscal year ending March 2017, net sales decreased mainly due to negative yen-translation impacts. Operating income also decreased mainly due to prolonged LED backlight inventory adjustments in 1Q in addition to temporary expense increases related to MITSUMI business integration.

Compared to our initial plan, however, net sales and operating income was achieved. This is mainly due to the fact that a slowing in the HDD market shrinkage positively impacted pivot assemblies and HDD spindle motors, shipments of motors, especially for automobiles, remained firm and foreign exchange rates were largely in line with our initial assumptions.

We estimate that foreign currency translations have pushed net sales down by 32.8 billion yen, while simultaneously pushing operating income down by 0.2 billion yen.



S.G. & A. Expenses
Quarterly
Minebea
Passion to Exceed Precision
(Billions of yen)
20.0
15.0
10.0
5.0
0.0
30%
20%
10%
0%
13.8
14.9
15.4
15.9
17.0
18.3
18.4
18.1
17.4
18.7
13.8%
12.8%
10.6%
11.5%
13.3%
10.9%
10.3%
13.3%
14.5%
12.1%
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
FY 3/15
FY 3/16
FY 3/17
S.G. & A. expenses
S.G. & A. to sales ratio
November 2, 2016
10

Second quarter SG&A expenses rose 1.3 billion yen from the previous quarter to 18.7 billion yen mainly due to a huge jump in sales, especially in LED backlights, and temporary expenses related to the business integration with MITSUMI. However, the SG&A expenses-to-sales ratio fell 2.4 percentage points from the previous quarter, to 12.1%.

1. Evaluation of 1H (FY 3/2017) Results

Minebea
Passion to Exceed Precision

Achieved fiscal first half targets!

FOREX were close to our assumptions

Positive factors
1. Motors performed better than plan mainly due to automotive applications.
2. Pivot assemblies and HDD spindle motors benefitted from slower-than-expected decline of HDD market.

Negative factor
1. Higher-than-expected expenses for preparations to MITSUMI business integration

(Millions of yen)	FY ended Mar. '16 1H	FY ending Mar. '17 1H	Change YoY	1H of FY ending Mar. '17 May Forecast	1H of FY ending Mar. '17 Vs. Forecast
Net sales	295,554	275,133	-7%	260,000	106%
Operating income	27,417	18,594	-32%	18,300	102%
Ordinary income	23,326	18,915	-19%	17,800	106%
Net income attributable to owners of the parent	17,758	12,745	-28%	12,100	105%
Net income per share (yen)	47.49	34.01	-28%	32.32	105%

November 2, 2016

17

As noted earlier, we saw a substantial year-on-year decrease in earnings. The factors behind this drop include the adverse effects of currency fluctuations as well as the fact that the LED backlight shipment volume in this first quarter fell below where it was for the same period last year when the shipment volume surged. On the upside, we achieved most of our targets since we had projected that the yen would appreciate this fiscal year, to reach 105 yen.


9. Integrating with MITSUMI
with eye to next fiscal year and onward
Minebea
Passion to Exceed Precision
Integration schedule partially moved up
Minebea and MITSUMI agreed to move up the effective date of the share exchange from March 17, 2017 to January 27, 2017.
=> Create synergy ASAP by accelerating preparations
Green-lighted by competition authorities in key countries, the business integration groundwork moved into high gear
Cleared to pave the way toward integration, except in areas where Minebea and MITSUMI directly compete (e.g. motors, power supplies)
Business support agreement signed in August 2016
1. Manufacturing support for MITSUMI (Loaning of personnel, automation/labor-saving and precision mold technologies, access to equipment and facilities, etc.)
2. Support for expanding MITSUMI product sales
3. Joint purchasing/integrated logistics
4. Utilization of other internal resources
=> Pursue synergy in a wide areas ASAP
12/21/2015 Basic agreement
3/30/2016 Definitive agreement
July 2016
August
January 27, 2017 (scheduled)
Effective date of share exchange
Applications for exemptions from anti-monopoly regulations
Integration Preparation Period
December 27, 2016 (scheduled)
MITSUMI extraordinary shareholders meeting
March 17, 2017
(initially scheduled)
November 2, 2016
25

I know that you may have concerns about the business integration with MITSUMI ELECTRIC. We've already gotten the green light from the competition authorities, but there is still a lot of work that needs to be done at MITSUMI. That's why we signed a business support agreement and started providing assistance with its operations. We then decided to move up the effective date of the share exchange from the initially scheduled date of March 17 of next year to January 27 so we can integrate our businesses ASAP. MITSUMI plans to hold an extraordinary general shareholders meeting on December 27 this year. It is still a separate and independent entity. Until we get approval at its shareholders meeting, I'm not MITSUMI's president and cannot ask it for various documents and materials. I want Minebea and MITSUMI to become one company soon so I can take further steps in providing managerial guidance. I plan to make changes to many different aspects of MITSUMI's corporate culture right away, including its management practices, and rebuild its business portfolio so we'll see positive outcomes of the integration in the next fiscal year. That's the reason why we moved the schedule up by approximately two months. MITSUMI announced its financial results for the second quarter today and I'm aware that the company is in a tight spot. Once we start providing MITSUMI deeper assistance with its operations, we should be able to see the positive effects of the integration in no time.


11. Cambodian plant building #3 completed!
Minebea
Passion to Exceed Precision
Overview
● Construction area: 31,500 m²
(150 m x 210 m)
● Floor area: 63,000 m²
(1st floor: 36,000 m²,
2nd floor: 27,000 m²)
Future uses
● Ball bearing assembly to begin early 2017 followed by fan motor production
● Start producing press and mold parts
● Save extra space for future use
Cambodian plant building #3
November 2, 2016
27

Our Cambodian plant's third building was finally completed. Measuring 63,000 square meters, it's our largest factory. Since I believe factories are our best products, I hope to bring in major deals by showing this factory to lots of different customers. The first step is hand assembly of ball bearings. Since assembly of extremely tiny ball bearings cannot yet be automated, we will start off making them in Cambodia. We are getting things ready now with an aim to make 5 million units a month initially and will eventually increase the monthly production capacity to 10 million units. We will also start producing some of our fan motors in our Cambodian plant's Building No. 1 for shipment to customers in Southeast Asia.

The best news is that we are finally making parts in Cambodia. We had been planning to use the Cambodian plant for assembly operations due to its relatively high electricity bills. Now that we have solved the problem of high electricity costs, we will start producing press and mold parts there. For this reason, we made some last minute design changes to Building No. 3, such as creating a space with a reinforced floor that could fully withstand the weight of the manufacturing equipment for press and mold parts. We are looking to begin integrated production in Cambodia in the near future and expect to leverage the Cambodian plant in the location strategy of MITSUMI's manufacturing operations.

12. New Sartorius MT&H Bengaluru plant

Minebea
Passion to Exceed Precision

Minebea's first manufacturing site in India!

To be a foothold for future Group operations in India

Overview of Sartorius MT&H operations in India

Feature	Local production for local consumption - Everything, from development and production to sales, is done locally for all products.
Target markets	Weighing and inspection equipment for the Indian food, pharmaceutical, medical, and steel industries
Net sales	7.7 million euro (FY 12/2015)



Industrial measuring equipment



Check weigher

Sartorius MT&H to open a new Bengaluru (former Bangalore) plant

Sartorius MT&H's new Bengaluru plant is Minebea's first manufacturing site in India. Minebea looks to use it for future Group-wide operations targeting promising high-tech sectors, like the automobile, aerospace, IT, as well as electronics industries, and more.

- **Start of operation:** December 2016 (scheduled)
- **Product lines:** industrial weighing and inspection equipment (plan)

Looking to transfer manufacturing of some MITSUMI products

Products: in-vehicle antenna modules

Start of operation: Fall 2017 (scheduled)



Rendering of new Bengaluru plant

November 2, 2016

28

We are building our first factory in India and will celebrate its official opening on December 6. It's located in Bengaluru, which was formerly known as Bangalore. We were looking to set up shop there since a company that has been providing Sartorius MT&H with engineering services is also based there. We won't be building our own facility but instead renting a building. We plan to move MITSUMI's antenna operations there and make it a place where we can learn how India does business. As India achieves further economic growth and its market develops, ball bearings and other various products will expand into the market. For now our primary purpose is to carefully study the Indian market.

13. Plan to build new Slovakia plant

Minebea
Passion to Exceed Precision

Decided to build a new plant in Europe with an eye to expanding in-vehicle/industrial equipment business there!

Investment	100 million euro (5-year total)
Location	Kosice, Slovakia
Start of operation	January 2018 (scheduled)
Product lines	In-vehicle motors, etc.
Employees	2,000 (by 2022)
Site area	100,000 m²
Floor area	26,000 m²
Advantages	1. Participating European supply chain 2. Reduced currency risk 3. Lower transportation costs and tariffs (Production is currently based in Thailand)


Slovakia
Kosice
Bratislava

November 2, 2016

29

As for our plan to build a new plant in Slovakia, we have picked a place called Kosice. I met with the prime minister of Slovakia the other day and received an enthusiastic welcome. We want to increase sales of our in-vehicle parts, such as in-vehicle motors, in Europe. In order to do that we need to make our factory part of the European supply chain. So after more than a year of careful consideration with our employees in Germany we have finally decided to build a plant in Europe. Since Slovakia is an EU country, we can save on transportation costs as well as tariffs and basically avoid currency risk. In fact our European Motion Technologies business unit in Germany already had a small factory in Slovakia's capital, Bratislava, and we used the experience of operating a factory there as a reference in making our decision. We are focusing not only on the motors produced in Bratislava but also various lines of in-vehicle motors, MITSUMI antennas, and automotive LED backlights. These products have been adopted for European cars one after another. The site measures 100,000 square meters and we can option an additional 100,000-square-meter area right next to it. Over the next five years we will invest a total of 100 million euro, or about 12 billion yen at the current exchange rate, in the facility.

15. Business / capital alliance with Iwasaki Electric

Enhance capability to develop, manufacture and sell next-generation street lighting products

Minebea (Passion to Exceed Precision)	IWASAKI
Optical and circuit technologies Overseas manufacturing know-how	Techniques for developing street lighting products Lighting design technology

About the business and capital alliance

(1) Business alliance

1. Partially outsource manufacture of street lighting products to Minebea's overseas factories
2. Regarding next-generation street lighting products
   - **(i) Jointly develop them,**
   - **(ii) manufacture them at Minebea's overseas factories**
   - **(iii) sell them through overseas sales networks of both companies**

(2) Capital alliance

Minebea acquired 3 million shares of Iwasaki stock held by Iwasaki for approx. 400 million yen.

=> Minebea becomes the single largest shareholder with a 3.83% stake

As we've already announced, we will become Iwasaki Electric's largest shareholder, with a 3.83% stake. Iwasaki is facing the challenge of cutting manufacturing costs and we will assist them by making its next-generation street lighting products at our overseas factories. Street lighting products play a vital role in the smart city and are the key to connectivity. We've harnessed our collective technological capabilities, including MITSUMI's, to build the world's most advanced smart city in Cambodia, and I look forward to having the opportunity to show you around it someday. After traveling to Barcelona the other day to see its smart city, I can tell you with certainty that the one in Cambodia is in no way inferior to it. I look forward to working with different partners to create more exciting smart cities as we move forward.

16. Financial Strategies: Share buyback as an anti-dilution measure

Minebea
Passion to Exceed Precision

1	In June 2016 Minebea paid 13.9 billion yen to repurchase all of the privately-placed convertible bonds which had been allocated to DBJ, preventing dilution by about 5%.
2	Consider flexible buyback strategies to prevent dilution resulting from the approximately 13% increase in outstanding shares following the share exchange with MITSUMI shareholders scheduled for January 27, 2017.

November 2, 2016

32

We paid the Development Bank of Japan 13.9 billion yen to repurchase privately-placed convertible bonds that will mature in February of next year. This repurchase, which is comparable to a buyback of our own shares, prevented dilution by about 5%. Working in light of our share price and other circumstances, we will stay on our toes to implement the right strategies needed to prevent dilution whenever needed.


17. Financial Strategies: dividend
Minebea
Passion to Exceed Precision
Dividend for FY 3/2017
Initial forecast
Current
Interim
TBD
7 yen/share
Year-end (forecast)
TBD
7 yen/share
• Keep the around 20% dividend payout ratio for this FY on the new 70.7 yen EPS target.
• This FY, Minebea already carried out a buyback of convertible bonds (13.9 billion yen), which is comparable to a buyback of Minebea's own shares.
• An extraordinary gain that may occur in the form of negative goodwill as a result of the share exchange will not be counted to calculate dividend amounts since it is a non-cash accounting gain.
(For reference) Dividend for FY 3/2016
Annual dividend: 20 yen (10 yen interim/10 yen year-end)
November 2, 2016
33

Some of you might be disappointed with our dividend forecast, but we made the yearly dividend amount 14 yen per share, with the dividend payout ratio of around 20% in light of the new 70-yen EPS target. Since we spent a large sum of money on preventing dilution, this is the best we can do for this year. Although we were criticized by some for not increasing the dividend enough two years ago, we used the money that we saved then to build the huge Cambodian plant building No. 3 that I talked about earlier. This plant will give us a big leg up in maximizing our value to the benefit of our shareholders. From now on we will need to make investments to beef up MITSUMI's operations. I don't think MITSUMI has invested enough and this dividend forecast reflects our intention to make investments needed to increase MITSUMI's productivity.

18. Financial Strategies: M&A Strategies

Minebea
Passion to Exceed Precision

Prepare to jump-start operations after MITSUMI integration

Now that the term of the alliance agreement with DBJ has been extended, aim for M&As that will boost machined components business

Look into M&A and alliance opportunities in specific fields and for particular targets

November 2, 2016

34

The integration with MITSUMI is the biggest job ahead of us this fiscal year and the next, and I think we've made good progress when it comes to electronic components. I've been on the lookout for a machined component company for many years and will keep the focus of our M&A strategies on machined components.

Minebea
Passion to Exceed Precision

Minebea Co., Ltd. Business Results

http://www.minebea.co.jp/

Any statements in this presentation which are not historical are future projections based on certain assumptions and executive judgments drawn from currently available information. Please note that actual performance may vary significantly from any particular projection due to various factors.

Factors affecting our actual performance include but are not limited to: (i) changes in economic conditions or demand trends related to Minebea's business operations; (ii) fluctuation of foreign exchange rates or interest rates; and (iii) our ability to continue R&D, manufacturing and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new products are launched continuously.

Minebea may file a registration statement on Form F-4 ("Form F-4") with the U.S. Securities and Exchange Commission (the "SEC") in connection with the possible share exchange (the "Share Exchange") pertaining to a business integration between the two companies, if it is consummated. The Form F-4 (if filed in connection with the Share Exchange) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of MITSUMI prior to the shareholders' meeting at which the Share Exchange will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the two companies, the Share Exchange and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders' meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC's web site at www.sec.govOpen in a new window. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact of Minebea below.

Contacts for inquiries regarding the Business Integration

Minebea Co., Ltd.
4106-73, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano 389-0293, Japan
Takayuki Ishikawa, General Manager
Corporate Communications Office
Tel: 03-6758-6703
Email: corporate_communication@minebea.co.jp